UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Centennial Resource Development, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

15136A102

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15136A102	13D

Explanatory Note

This Amendment No. 4 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on October 21, 2016 (the “Statement”), relating to the Class A Common Stock (the “Class A Common Stock”) of Centennial Resource Development, Inc. (formerly known as Silver Run Acquisition Corporation), a corporation formed under the laws of Delaware (the “Issuer”).  Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4.                             Purpose of Transaction.

Item 4 of the Statement is amended and supplemented as follows:

Margin Loan and Pledge and Security Agreements

As previously disclosed, on December 27, 2016, REL US entered into the Pledge and Security Agreements pursuant to which REL US pledged 17,500,000 shares of the Issuer’s Class A Common Stock as collateral to secure its obligations under the Margin Loan Agreement. Following the conversion of the Series B Preferred Stock beneficially owned by the Reporting Persons into Class A Common Stock, on June 5, 2017, REL US pledged 6,338,921 additional shares under the terms of the Pledge and Security Agreements.

Item 7.           Materials to be Filed as Exhibits.

Item 7 of the Statement is amended and supplemented as follows:

Exhibit Number	Description
24.1	Power of Attorney (Pierre F. Lapeyre, Jr.)
24.2	Power of Attorney (David M. Leuschen)

CUSIP No. 15136A102	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:                  June 5, 2017

Silver Run Sponsor, LLC
By:	Silver Run Sponsor Manager, LLC, its managing member

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

Silver Run Sponsor Manager, LLC

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

REL US Centennial Holdings, LLC
By:	REL IP General Partner LP, its managing member
By:	REL IP General Partner Limited, its general partner

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Director

REL IP General Partner LP
By:	REL IP General Partner Limited, its general partner

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Director

REL IP General Partner Limited

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Director

CUSIP No. 15136A102	13D

Riverstone Energy Limited Investment Holdings, LP
By:	Riverstone Holdings II (Cayman) Ltd., its general partner

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Attorney-in-fact for David M. Leuschen, Director

Riverstone Holdings II (Cayman) Ltd.

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Attorney-in-fact for David M. Leuschen, Director

Riverstone Non-ECI USRPI AIV, L.P.
By:	Riverstone Non-ECI USRPI AIV GP, L.L.C., its general partner

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

Riverstone Non-ECI USRPI AIV GP, L.L.C.

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

Riverstone Non-ECI Partners GP (Cayman), L.P.
By:	Riverstone Non-ECI GP Cayman LLC, its general partner
By:	Riverstone Non-ECI GP Ltd., its sole member

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Director

CUSIP No. 15136A102	13D

Riverstone Non-ECI GP Cayman LLC
By:	Riverstone Non-ECI GP Ltd., its sole member

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Director

Riverstone Non-ECI GP Ltd.

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Director

Riverstone VI Centennial QB Holdings, L.P.
By:	Riverstone Energy Partners VI, L.P., its general partner
By:	Riverstone Energy GP VI, LLC, its general partner

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

Riverstone Energy Partners VI, L.P.

By:	Riverstone Energy GP VI, LLC, its general partner

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

Riverstone Energy GP VI, LLC

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Managing Director

Riverstone Energy GP VI Corp

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Vice President

CUSIP No. 15136A102	13D

Riverstone Holdings LLC

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Authorized Person

Riverstone/Gower Mgmt Co Holdings, L.L.C.

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Manager

Riverstone Management Group, L.L.C.

By:	/s/ Thomas J. Walker
Name:	Thomas J. Walker
Title:	Manager

David M. Leuschen

By:	/s/ Thomas J. Walker, attorney-in-fact

Pierre F. Lapeyre, Jr.

By:	/s/ Thomas J. Walker, attorney-in-fact